Exhibit 99.1

WESTPORT FUEL SYSTEMS INC.

EQUITY DISTRIBUTION AGREEMENT

September 13, 2024

Craig-Hallum Capital Group LLC

222 South Ninth Street, Suite 350

Minneapolis, Minnesota 55402

United States

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

United States

Cormark Securities Inc.
Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800

Toronto, Ontario Canada M5J 2J2

Attention:              Mr. Daniel Sceli, Chief Executive Officer

Dear Sirs and Mesdames:

Re:            ATM Distribution

Westport Fuel Systems Inc. (the "Corporation"), a corporation incorporated under the Business Corporations Act (Alberta), confirms its agreement (this "Agreement") with Cormark Securities Inc. (the "Canadian Agent") and Craig-Hallum Capital Group LLC ("Craig-Hallum") and H.C. Wainwright & Co., LLC (collectively, the "U.S. Agents", and together with the Canadian Agent, the "Agents") to issue and sell common shares of the Corporation (the "Common Shares") upon the terms and conditions as set forth herein. The following are the terms and conditions of this Agreement:

Article I
DEFINITIONS

1.1           In this Agreement, the following terms shall have the following meanings:

"Agents" has the meaning given thereto on the first page hereof;

"Agreement" has the meaning given thereto on the first page hereof;

"Amendment Date" has the meaning given thereto in Section 9.1(a)(i) hereof;

"AMF Exemption" has the meaning given thereto in Section 8.1(f) hereof;

"Anti-Bribery and Corruption Laws" has the meaning given thereto in Section 8.1(jj) hereof;

"Applicable Time" means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

"Authorized Representative" has the meaning given thereto in Section 3.1 hereof;

"Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

"BHC Act Affiliate" has the meaning given thereto in Section 19.7(c) hereof;

"Business Day" means any day on which the Nasdaq and TSX are open for business;

"Canadian Agent" has the meaning given thereto on the first page hereof;

"Canadian Base Prospectus" means the Canadian Final Base Prospectus relating to the Shelf Securities, at the time the Reviewing Authority issued the Final Receipt with respect thereto in accordance with Canadian Securities Laws and Canadian Shelf Procedures, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases;

"Canadian Final Base Prospectus" means the final short form base shelf prospectus of the Corporation dated May 18, 2023, filed in each of the provinces of Canada in the English language;

"Canadian Marketplace" has the meaning given thereto in Section 4.1 hereof;

"Canadian Preliminary Base Prospectus" means the preliminary short form base shelf prospectus of the Corporation dated April 14, 2023, filed in each of the provinces of Canada in the English language;

"Canadian Prospectus" means the Canadian Prospectus Supplements (and any additional Canadian Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

"Canadian Prospectus Supplements" means the most recent prospectus supplement (in the English language) to the Canadian Base Prospectus relating to the Placement Shares, filed or to be filed, as applicable, by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws;

"Canadian Qualifying Authorities" means the securities regulatory authorities in each of the provinces of Canada;

"Canadian Qualifying Jurisdictions" means each of the provinces of Canada;

"Canadian Securities Laws" means the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, as modified by the AMF Exemption;

"Canadian Shelf Procedures" means NI 44-101 and NI 44-102;

"Comfort Letter" and "Comfort Letters" each has the meaning given thereto in Section 9.1(p) hereof;

"Common Shares" has the meaning given thereto on the first page hereof;

"Corporation" has the meaning given thereto on the first page hereof;

"Covered Entity" has the meaning given thereto in Section 19.7(c) hereof;

"Default Right" has the meaning given thereto in Section 19.7(c) hereof;

"Designated News Release" means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Corporation as a "designated news release" in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR+;

"Disclosure Package" has the meaning given thereto in Section 8.1(b) hereof;

"EDGAR" means the SEC's Electronic Data Gathering Analysis and Retrieval System;

"Environmental Laws" has the meaning given thereto in Section 8.1(hh) hereof;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"FCPA" has the meaning given thereto in Section 8.1(jj) hereof;

"Final Receipt" has the meaning given thereto in Section 7.1 hereof;

"FINRA" means the United States Financial Industry Regulatory Authority;

"Indemnified Party" or "Indemnified Parties" has the meaning given thereto in Schedule 2 hereof;

"Initial Comfort Letters" has the meaning given thereto in Section 9.1(p) hereof;

"Intangibles" has the meaning given thereto in Section 8.1(n) hereof;

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 relating to the Placement Shares that: (i) is required to be filed with the SEC by the Corporation; or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation's records pursuant to Rule 433(g);

"ITA" means the Income Tax Act (Canada);

"IT Systems and Data" has the meaning given thereto in Section 8.1(mm) hereof;

"Judgment Currency" has the meaning given thereto in Section 19.5 hereof;

"Material Adverse Effect" has the meaning given thereto in Section 8.1(l) hereof;

"Money Laundering Laws" has the meaning given thereto in Section 8.1(kk) hereof;

"Net Proceeds" has the meaning given thereto in Section 6.1 hereof;

"NI 21-101" means National Instrument 21-101 Market Operations;

"NI 44-101" means National Instrument 44-101 Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 Shelf Distributions;

"NI 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"Nasdaq" means the Nasdaq Global Select Market;

"Offering" has the meaning given thereto in Section 2.1 hereof;

"Permits" has the meaning given thereto in Section 8.1(m) hereof;

"Placement" has the meaning given thereto in Section 3.1 hereof;

"Placement Fee" has the meaning given thereto in Section 3.2 hereof;

"Placement Notice" has the meaning given thereto in Section 3.1 hereof;

"Placement Shares" has the meaning given thereto in Section 3.1 hereof;

"Prospectus Review Procedures" has the meaning given thereto in Section 7.1 hereof;

"Prospectus Supplements" means, collectively, the Canadian Prospectus Supplements and the U.S. Prospectus Supplements;

"Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus;

"Registration Statement" has the meaning given thereto in Section 7.2 hereof;

"Representation Date" has the meaning given thereto in Section 9.1(n) hereof;

"Reviewing Authority" has the meaning given thereto in Section 7.1 hereof;

"Rule 433" means Rule 433 under the U.S. Securities Act;

"Rules and Regulations" has the meaning given thereto in Section 7.2 hereof;

"Sanctions" has the meaning given thereto in Section 8.1(ll) hereof;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR+" means the SEDAR+ filing system administered by the Canadian Securities Administrators available at www.sedarplus.ca;

"Settlement Date" has the meaning given thereto in Section 6.1 hereof;

"Shelf Securities" has the meaning given thereto in Section 7.1 hereof;

"Trading Day" means any day on which either the Nasdaq or the TSX are open for trading;

"TSX" means the Toronto Stock Exchange;

"United States Marketplace" has the meaning given thereto in Section 4.1 hereof;

"U.S. Agents" has the meaning given thereto on the first page hereof;

"U.S. Base Prospectus" means the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the U.S. Securities Act;

"U.S. Prospectus" means the most recent U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the most recent U.S. Base Prospectus;

"U.S. Prospectus Supplements" means the Canadian Prospectus Supplements, with such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations, relating to the offering of the Placement Shares, filed or to be filed, as applicable, by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10, and "U.S. Prospectus Supplement" means any one of the U.S. Prospectus Supplements;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"U.S. Special Resolution Regime" has the meaning given thereto in Section 19.7(c) hereof.

Article II
ISSUANCE AND SALE OF COMMON SHARES

2.1	The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents or any one of them, Common Shares having an aggregate sales price of up to U.S.$ 35,000,000 (the "Offering"). The issuance and sale of the Common Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and declared effective by the SEC.

2.2	When determining the aggregate value of the Placement Shares (as defined below) sold, the Corporation will use the daily average exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the U.S. dollar equivalent of any Placement Shares sold in consideration for Canadian dollars.

Article III
PLACEMENTS

3.1	Each time that the Corporation wishes to issue and sell Common Shares hereunder (each, a "Placement"), it will notify the applicable Agent or Agents by e-mail notice (or other method mutually agreed to in writing by the parties) (a "Placement Notice"), containing the parameters within which it desires to sell the Common Shares, which shall at a minimum include the number of Common Shares to be sold pursuant to this Agreement ("Placement Shares"), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day, whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, and any minimum price below which sales may not be made and the amount of the Placement Fee (as defined below). The Placement Notice shall originate from any of the individuals (each, an "Authorized Representative") from the Corporation set forth on Schedule 1 attached hereto, and shall be addressed to each of the respective individuals from the applicable Agent or Agents set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto. The Placement Notice shall be effective upon delivery to each of the respective individuals from the applicable Agent or Agents unless and until: (i) the applicable Agent or Agents declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 5.1; (ii) the entire amount of the Placement Shares have been sold; (iii) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Article V or Article XIV, as applicable; (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice; or (v) this Agreement has been terminated under the provisions of Article XIV. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to an Agent if the Corporation has delivered a continuing Placement Notice to any other Agent, unless the Corporation has terminated the prior Placement Notice in accordance with the notice requirements set forth in Article V.

3.2	The amount of compensation to be paid by the Corporation to each Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be up to or equal to three percent (3.0%) of the gross proceeds from such Placement (the "Placement Fee"), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

3.3	It is expressly acknowledged and agreed that neither the Corporation nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a valid Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

3.4	Under no circumstances shall the Corporation deliver a Placement Notice if after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed US$35,000,000.

Article IV
SALE OF PLACEMENT SHARES BY THE AGENTS

4.1	Subject to the terms and conditions of this Agreement, upon the Corporation's issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, each of the applicable Agents will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents severally and not jointly covenant and the Corporation acknowledges that the Agents will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act, all applicable Canadian Securities Laws, and, if applicable, the rules of the Nasdaq and the TSX, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will provide written confirmation to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other "marketplace" (as such term is defined in NI 21-101) in Canada (a "Canadian Marketplace"), on the Nasdaq, on any other "marketplace" (as such term is defined in NI 21-101) in the United States (a "United States Marketplace") and pursuant to any other sales method used by the Agents), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX, a Canadian Marketplace, the Nasdaq, a United States Marketplace and pursuant to any other sales method used by the Agents), the gross proceeds, the commissions payable by the Corporation to the Agents with respect to such sales, and the Net Proceeds payable to the Corporation. The applicable Agents also severally (and not jointly) agree to assist the Corporation with such other periodic reporting as may be reasonably requested by the Corporation with respect to the sales of Placement Shares. The Canadian Agent shall only make sales of Placement Shares on a Canadian Marketplace or to residents of Canada and the U.S. Agents shall only make sales of Placement Shares on a United States Marketplace or to residents of the United States. Subject to the preceding sentence and to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an "at the market distribution" under NI 44-102 including, without limitation: (i) in a privately negotiated transaction with the consent of the Corporation and, if required, the consent of the TSX and the Nasdaq; and (ii) sales made directly on the Nasdaq and the TSX, or on any Canadian Marketplace or United States Marketplace. Each of the U.S. Agents, severally (and not jointly) covenants and agrees with the Corporation that it shall not: (i) directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada; or (ii) sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

4.2	Each of the Agents, as applicable, hereby covenants and agrees that, during the time the applicable Agent is the recipient of a Placement Notice pursuant to Section 3.1 hereof that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market's reaction to trades made on any "marketplace" (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Common Shares, the applicable Agent will, upon receipt of the applicable Placement Notice, recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Common Shares.

4.3	The Agents severally and not jointly covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an "at-the-market distribution" (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

4.4	Notwithstanding anything to the contrary set forth in this Agreement or in a Placement Notice, the Corporation acknowledges and agrees that: (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all; and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Article IV.

Article V
SUSPENSION OF SALES

5.1	The Corporation, or the applicable Agent or Agents, may, upon notice to the other party or parties in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for any reason at any time for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Corporation and each of the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to, with respect to the Corporation, each of the individuals named as being authorized to act on behalf of the Corporation on Schedule 1 attached hereto or, with respect to the applicable Agent, each of the individuals named as being authorized to act on behalf of the applicable Agent on Schedule 1 attached hereto, in each case, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

5.2	Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and each of the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agent unless it is made to, with respect to the applicable Agent, each of the respective individuals named as being authorized to act on behalf of such Agent on Schedule 1 attached hereto, in each case, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

Article VI
SETTLEMENT

6.1	Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the first (1st) Trading Day (or, in either case, such earlier day as is agreed by the Corporation and the applicable Agent or Agents to be industry practice for regular-way trading) following the date on which such sales are made (each a "Settlement Date"). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold ("Net Proceeds") will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission, ancillary trading and settlement fees or other compensation for such sales payable by the Corporation to the applicable Agent pursuant to Section 3.2 hereof.

6.2	On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent's account or its designee's account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one (1) Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States and at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Article XII hereto, it will: (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation; and (ii) pay to each Agent any commission, discount, or other compensation to which such Agent would otherwise have been entitled absent such default; provided, however, that without limiting Article XII herein, the Corporation shall not be obligated to pay to the applicable Agent any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (i) a suspension or material limitation in trading in securities generally on the Nasdaq or the TSX; (ii) a material disruption in securities settlement or clearance services in the United States or Canada; or (iii) failure by an Agent to comply with its obligations under the terms of this Agreement.

Article VII
REGISTRATION STATEMENT AND PROSPECTUSES

7.1	The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions, the Canadian Preliminary Base Prospectus and the Canadian Final Base Prospectus, in respect of an aggregate offering price of up to U.S.$200,000,000 (or the equivalent in Canadian dollars) for the offer and issue of the following securities: (i) Common Shares; (ii) preferred shares of the Corporation; (iii) subscription receipts of the Corporation; (iv) warrants to purchase Common Shares; (v) senior or subordinated debt securities of the Corporation; and (vi) units comprised of one or more of the other securities described above in any combination (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws. The British Columbia Securities Commission (the "Reviewing Authority") is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the "Prospectus Review Procedures") in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt on April 14, 2023 evidencing that a receipt has been issued, on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Preliminary Base Prospectus. The Reviewing Authority has issued a receipt on May 19, 2023 evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Final Base Prospectus (the "Final Receipt"). The Canadian Prospectus Supplements provide and shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

7.2	The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi- Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333- 271271) covering the registration of the Shelf Securities under the U.S. Securities Act and the rules and regulations (the "Rules and Regulations") of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the U.S. Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto at such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement".

7.3	Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective dates of the Registration Statement or the dates of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplements and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplements and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC pursuant to EDGAR.

7.4	The Corporation has also prepared and filed with the SEC appointments of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement.

7.5	All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

8.1	The Corporation represents and warrants to, and agrees with, each of the Agents that:

(a)	Registration Statement and Prospectuses. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Final Receipt to no longer be effective. At the time of filing of the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the U.S. Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F- 10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10, the U.S. Securities Act and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Final Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Final Base Prospectus and the Registration Statement (without exhibits) and the Prospectuses, as may be amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing of the Registration Statement and at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Common Shares, the Corporation was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the U.S. Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(b)	No misstatement or omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10, the U.S. Securities Act and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the "Disclosure Package") and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 12.3 hereof.

(c)	Incorporation by reference of documents. The documents incorporated or deemed to be incorporated by reference in the Base Prospectuses when they were filed with the Canadian Qualifying Authorities or the SEC, as applicable, conformed in all material respects with the requirements of Canadian Securities Laws and the U.S. Securities Act, as applicable; and, when made, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)	Foreign private issuer status of Corporation. The Corporation is a "foreign private issuer" (as defined in Rule 405 under the U.S. Securities Act) and is entitled to use Form F-10 under the U.S. Securities Act to register the offering of the Placement Shares under the U.S. Securities Act.

(e)	Attributes and characteristics of Common Shares. The attributes and characteristics of the Common Shares conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Prospectuses and the Disclosure Package, if any.

(f)	AMF Exemption. The Corporation has received from the l'Autorité des marchés financiers an exemptive relief decision dated April 13, 2023 (the "AMF Exemption") providing relief from the requirements under section 40.1 of the Securities Act (Québec) and section 2.2(2) of Regulation 41-101 respecting General Prospectus Requirements to file French versions of the Canadian Preliminary Base Prospectus, the Canadian Final Base Prospectus, the Canadian Prospectus Supplements and the documents incorporated by reference in the Canadian Base Prospectus in connection with the Offering, and such relief remains effective.

(g)	Canadian reporting issuer. The Corporation is, and will at the Applicable Time be, a reporting issuer in the Canadian Qualifying Jurisdictions not in default of any requirement under applicable Canadian Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(h)	Facts relating to the Offering. The Corporation has not withheld, and will not withhold, from the Agents any facts relating to the Corporation or to the Offering that would reasonably be expected to be material to the prospective purchasers of the Placement Shares.

(i)	No other document. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the offering of the Placement Shares that have not been made publicly available as required. There are no documents required to be filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions in connection with the Canadian Prospectus that have not been filed as required pursuant to Canadian Securities Laws (other than those required to be filed after the date hereof pursuant to the Canadian Shelf Procedures). There are no contracts or other documents required to be described or filed in the Canadian Prospectus which have not been described or filed as required pursuant to Canadian Securities Laws.

(j)	Financial information of the Corporation. The financial statements of the Corporation (including all notes and schedules thereto) included or incorporated by reference in the Registration Statement and the Prospectuses present fairly, in all material respects, the financial position of the Corporation and its consolidated subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified; and such financial statements and related schedules and notes thereto, have been prepared in conformity with U.S. generally accepted accounting principles, consistently applied throughout the periods involved. The summary and selected financial data and other financial information included in the Prospectuses present fairly the information shown therein as at the respective dates and for the respective periods specified and have been presented on a basis consistent with the consolidated financial statements set forth in the Prospectuses. No other financial statements or supporting schedules are required by the U.S. Securities Act or Canadian Securities Laws to be included in the Registration Statement or the Prospectuses.

(k)	Auditors. KPMG LLP, whose auditor reports are filed with the SEC as a part of the Registration Statement and incorporated by reference in the Prospectuses, is and, during the periods covered by their auditor reports, was: (i) an independent public, certified public or chartered accountant as required by the U.S. Securities Act, the Exchange Act and applicable Canadian Securities Laws; (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X; and (iii) a registered public accounting firm as defined by the Public Company Accounting Oversight Board whose registration has not been suspended or revoked and who have not requested such registration to be withdrawn. Except as disclosed in the Prospectuses, there has not been any "reportable event" (as that term is defined in NI 51-102) with KPMG LLP or any other prior auditor of the Corporation or any of its subsidiaries.

(l)	Incorporation and good standing of Corporation. The Corporation and each of its subsidiaries, including each entity (corporation, partnership, joint venture, association or other business organization) controlled directly or indirectly by the Corporation (each, a "subsidiary"), is duly organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of their respective jurisdictions of incorporation or organization (except where the failure of a subsidiary to be in good standing would not have a Material Adverse Effect) and each such entity has all requisite power and authority to carry on its business as is currently being conducted as described in the Prospectuses, and to own, lease and operate its properties. All of the issued shares of capital stock of, or other ownership interests in, each subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and, except as described in the Prospectuses, are owned, directly or indirectly, by the Corporation, free and clear of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever. The Corporation and each of its subsidiaries is duly qualified to do business as a foreign corporation (to the extent applicable) and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the nature of the business conducted by it or location of the assets or properties owned, leased or licensed by it requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, have a material adverse effect on: (i) the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Corporation and its subsidiaries considered as a whole (which, for greater certainty, includes anything that would result in the Prospectuses containing a misrepresentation within the meaning of Canadian Securities Laws or a material misstatement or omission within the meaning of all applicable United States federal securities law); or (ii) the ability of the Corporation to perform its obligations under, and consummate the transactions contemplated by, this Agreement (a "Material Adverse Effect"); and to the Corporation's knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification.

(m)	Permits. The Corporation and each of its subsidiaries has all requisite corporate power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity (collectively, the "Permits") to own, lease and license its assets and properties and conduct its business, all of which are valid and in full force and effect, except where the lack of such Permits would not have a Material Adverse Effect. Except as disclosed in the Prospectuses, the Corporation and each of its subsidiaries has fulfilled and performed in all material respects all of its obligations with respect to such Permits and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the Corporation thereunder. Except as may be required under the U.S. Securities Act and state and foreign Blue Sky laws or Canadian Securities Laws, and except for the approval of listing of the Placement Shares by the Nasdaq and the TSX, no other Permits are required for the Corporation to enter into, deliver, or perform its obligations under, this Agreement, and to issue and sell the Placement Shares.

(n)	Intangibles. To the knowledge of the Corporation, the Corporation and each of its subsidiaries owns or possesses legally enforceable rights to use all patents, patent rights, inventions, trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, "Intangibles") necessary for the conduct of its business, except where the lack of such Intangibles would not have a Material Adverse Effect. Except as disclosed in the Prospectuses, neither the Corporation nor any of its subsidiaries has received any, or is aware of any threatened, notice of infringement of or conflict with rights of others with respect to any Intangibles that have not been either settled or dismissed, except for such notices or conflicts that would not have a Material Adverse Effect. Except as disclosed in the Prospectuses, none of the technology employed by the Corporation or any of its subsidiaries has been obtained or is being used by the Corporation or any of its subsidiaries in violation of any material contractual obligation binding on the Corporation or any of its subsidiaries or, to the Corporation's knowledge, any of its or its subsidiaries' officers, directors or employees or otherwise in violation of the rights of any persons, except for such violations that would not have a Material Adverse Effect.

(o)	Title to property. Except as disclosed in the Prospectuses, or except as would not have a Material Adverse Effect, to the knowledge of the Corporation, the Corporation and each of its subsidiaries has good and marketable title to all property owned by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, except such as do not materially affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Corporation and its subsidiaries. In each case, except as disclosed in the Prospectuses, or except as would not have a Material Adverse Effect, all property held under lease by the Corporation and its subsidiaries is held by them under valid, existing and enforceable leases, free and clear of all liens, encumbrances, claims, security interests and defects, except such as are not material and do not materially interfere with the use made or proposed to be made of such property by the Corporation and its subsidiaries.

(p)	Material documents. There is no document, contract or other agreement required to be described in the Registration Statement or the Prospectuses or to be filed as an exhibit to the Registration Statement which is not described or filed as required by the U.S. Securities Act or Rules and Regulations or Canadian Securities Laws. Each description of a contract, document or other agreement in the Registration Statement or the Prospectuses accurately reflects in all material respects the terms of the underlying contract, document or other agreement. Each contract, document or other agreement described in the Registration Statement or the Prospectuses or listed in the Exhibits to the Registration Statement or incorporated by reference is in full force and effect and is valid and enforceable by and against the Corporation or its subsidiary, as the case may be, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, reorganization, winding up, insolvency, moratorium, or other laws of general application affecting creditors' rights from time to time. Neither the Corporation nor any of its subsidiaries, if a subsidiary is a party, nor to the Corporation's knowledge, any other party is in default in the observance or performance of any term or obligation to be performed by it under any document, contract or other agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event have a Material Adverse Effect. No default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition, by the Corporation or its subsidiary, if a subsidiary is a party thereto, of any other agreement or instrument to which the Corporation or any of its subsidiaries is a party or by which the Corporation or its properties or business or a subsidiary or its properties or business may be bound or affected which default or event would have a Material Adverse Effect.

(q)	Compliance with constating documents. Neither the Corporation nor any subsidiary: (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents; (ii) is in default under, and no event has occurred which, with notice or lapse of time, or both, would constitute a default under, or result in the creation or imposition of any lien, charge, mortgage, pledge, security interest, claim, limitation on voting rights, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever, upon, any property or assets of the Corporation or any subsidiary pursuant to, any bond, debenture, note, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject; or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case of clauses (ii) and (iii) above) for violations or defaults that could not reasonably be expected to have a Material Adverse Effect.

(r)	Statistical Data. The statistical and market related data included or incorporated by reference (if any) in the Registration Statement or the Prospectuses are based on or derived from sources that the Corporation believes to be reliable and accurate.

(s)	No default. Neither the execution, delivery and performance of this Agreement by the Corporation nor the consummation of any of the transactions contemplated hereby (including, without limitation, the issuance and sale by the Corporation of the Placement Shares at the Applicable Time and at the Settlement Date, as applicable) will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Corporation or its subsidiaries pursuant to the terms of, any indenture, mortgage, deed of trust or other agreement or instrument to which the Corporation or any of its subsidiaries is a party or by which either the Corporation or its subsidiaries or any of their properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Corporation or any of its subsidiaries, or violate any provision of the charter or by-laws of the Corporation or any of its subsidiaries, except for such consents or waivers which have already been obtained and are in full force and effect, and except for such conflicts, breaches, defaults or violations that would not have a Material Adverse Effect.

(t)	Capitalization. The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series with no par value. All of the issued and outstanding Common Shares have been duly and validly issued and are fully paid and non-assessable. Other than pursuant to outstanding performance share units, restricted share units, share options and warrants, there are no statutory preemptive or other similar rights to subscribe for or to purchase or acquire any shares of Common Shares of the Corporation or any of its subsidiaries or any such rights pursuant to its certificate of incorporation or by-laws or any agreement or instrument to or by which the Corporation or any of its subsidiaries is a party or bound. The Placement Shares, when issued and sold pursuant to this Agreement, will be duly and validly issued, fully paid and non-assessable and none of them will be issued in violation of any preemptive or other similar right. The Common Shares and the Placement Shares conform in all material respects to all statements in relation thereto contained in the Registration Statement and the Prospectuses. All outstanding shares of capital stock of each of the Corporation's subsidiaries have been duly authorized and validly issued, and are fully paid and non-assessable and are owned directly by the Corporation or by another wholly-owned subsidiary of the Corporation free and clear of any security interests, liens, encumbrances, equities or claims, other than those described in the Prospectuses and except for any such security interests, liens, encumbrances, equities or claims that do not have a Material Adverse Effect.

(u)	Legal proceedings. Except as described in the Prospectuses, there are no legal or governmental proceedings pending to which the Corporation or any of its subsidiaries is a party or of which any property of the Corporation or any of its subsidiaries is the subject which, if determined adversely to the Corporation or any of its subsidiaries could have a Material Adverse Effect; and, to the knowledge of the Corporation, except as disclosed in the Prospectuses, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(v)	Enforceability of Agreement. All necessary corporate action has been duly and validly taken by the Corporation to authorize the execution, delivery and performance of this Agreement and the issuance and sale of the Placement Shares by the Corporation.

(w)	Due authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, Prospectuses and the Disclosure Package, if any, and will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Prospectuses and the Disclosure Package, if any, and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the U.S. Securities Act, as applicable.

(x)	Labour disputes and litigation. Neither the Corporation nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Corporation, is any such dispute threatened, which dispute would have a Material Adverse Effect. Except as disclosed in the Prospectuses, the Corporation is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors which would have a Material Adverse Effect. Except as disclosed in the Prospectuses, the Corporation is not aware of any threatened or pending litigation between the Corporation or its subsidiaries and any of its executive officers which, if adversely determined, could have a Material Adverse Effect and has no reason to believe that such officers will not remain in the employment of the Corporation.

(y)	Related party transactions. Except as disclosed in the Prospectuses, no transaction has occurred between or among the Corporation and any of its officers, directors, affiliates or shareholders or any affiliate or affiliates of any such officer, director, affiliate or shareholder that is required to be described in and is not described in the Prospectuses.

(z)	Stabilization. The Corporation has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, under Canadian Securities Laws or the Exchange Act, the stabilization or manipulation of the price of the Common Shares or any security of the Corporation to facilitate the sale or resale of any of the Placement Shares.

(aa)	Tax Returns. The Corporation and each of its material subsidiaries has filed all federal, state, provincial, local and foreign tax returns which are required to be filed through the date hereof, which returns are true and correct in all material respects or has received timely extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due or are alleged to have become due. There are no tax audits or investigations pending, which if adversely determined would or would reasonably be expected to have a Material Adverse Effect; nor are there any material deficiencies in the payment or proposed additional assessments of tax (including for clarity interest and/or penalties) against the Corporation or any of its subsidiaries.

(bb)	Listing on TSX and Nasdaq. The Placement Shares will be listed and posted for trading on the TSX and on the Nasdaq at the Applicable Time. The Corporation has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or the quotation, or listing, as applicable, of the Common Shares on the Nasdaq and the TSX, nor has the Corporation received any notification that the SEC or the Nasdaq or the TSX is contemplating terminating such registration, quotation or listing.

(cc)	Books and records. The books, records and accounts of the Corporation and its subsidiaries accurately and fairly reflect the transactions in, and dispositions of, the assets of, and the results of operations of, the Corporation and its subsidiaries in all material respects. The Corporation and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(dd)	Disclosure controls and procedures and internal controls. The Corporation has established and maintains "disclosure controls and procedures" and "internal control over financial reporting" within the meaning of such terms under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings and Rule 13a-15 under the Exchange Act and is in compliance in all material respects with the certification requirements thereof with respect to the Corporation's annual and interim filings with the Canadian Qualifying Authorities. There is, and has been, no failure on the part of the Corporation or any of the Corporation's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, but not limited to, Section 402 related to loans and Sections 302 and 906 related to certifications. Since December 31, 2019, and except as otherwise disclosed in the Corporation’s continuous disclosure filings available on SEDAR+ and EDGAR, based on the evaluation of its disclosure controls and procedures, the Corporation is not aware of: (i) any material weakness in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in internal controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Corporation's internal controls.

(ee)	Off-balance sheet arrangements. There are no material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K) that have or are reasonably likely to have a Material Adverse Effect currently or in the future on the Corporation's financial condition, revenues or expenses, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

(ff)	Insurance. Except as disclosed in the Prospectus, the Corporation and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged or propose to engage after giving effect to the transactions described in the Prospectuses; all policies of insurance and fidelity or surety bonds insuring the Corporation or any of its subsidiaries or the Corporation's or its subsidiaries' respective businesses, assets, employees, officers and directors are in full force and effect; the Corporation and each of its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and neither the Corporation nor any subsidiary of the Corporation has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that is not materially greater than the current cost.

(gg)	No consent required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(hh)	Environmental laws. Except as described in the Prospectuses, or except as would not reasonably be expected to have a Material Adverse Effect: (i) the Corporation and each of its subsidiaries is in compliance with all foreign, federal, provincial, territorial, state and local rules, laws and regulation relating to the use, treatment, storage and disposal of toxic substances and protection of health or the environment ("Environmental Laws") which are applicable to its business as described in each of the Prospectuses; (ii) neither the Corporation nor any of its subsidiaries has received any notice from any governmental authority or third party of an asserted claim under Environmental Laws; (iii) each of the Corporation and each of its subsidiaries has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and is in compliance with all terms and conditions of any such permit, license or approval; and (iv) to the Corporation's knowledge, no facts currently exist that will require the Corporation or any of its subsidiaries to make future material capital expenditures to comply with Environmental Laws. In the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation and its subsidiaries, in the course of which the Corporation identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Corporation has reasonably concluded that such associated costs and liabilities would not have a Material Adverse Effect.

(ii)	Investment Company Act. The Corporation is not and, after giving effect to the offering and sale of the Placement Shares and the application of proceeds thereof as described in the Prospectuses, will not be an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(jj)	Compliance with Anti-Corruption Laws. Except with respect to the SEC investigation which has been disclosed in the Corporation’s continuous disclosure filings on SEDAR+ and EDGAR and which was settled in the third quarter of 2019, none of the Corporation, any of its subsidiaries, or any other person associated with or acting on behalf of the Corporation including, without limitation, any director, officer, or, to the knowledge of the Corporation, any agent or employee of the Corporation or its subsidiaries, has, directly or indirectly, while acting on behalf of the Corporation or its subsidiaries: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"); (iv) violated any other applicable bribery or anti-corruption laws (together with the FCPA, the "Anti-Bribery and Corruption Laws"); or (v) made any other unlawful payment. The Corporation has instituted and will maintain and enforce policies and procedures designed to ensure compliance with the Anti-Bribery and Corruption Laws.

(kk)	Compliance with Money Laundering Laws. The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and the money laundering statutes of all jurisdictions where the Corporation and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending, or to the best knowledge of the Corporation, threatened. The Corporation has instituted and will maintain and enforce policies and procedures designed to ensure compliance with the Money Laundering Laws.

(ll)	Sanctions. Neither the Corporation nor any of its subsidiaries, nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently subject to any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the United Nations Security Council, the European Union, His Majesty's Treasury, Canadian federal or provincial authorities or other relevant sanctions authority (collectively, "Sanctions"); and the Corporation will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing or facilitating the activities or business of or with any person or in any country or territory that, at the time of such financing or facilitation, is the subject of any Sanctions where such financing or facilitation is in violation of such Sanctions.

(mm)	Cybersecurity. To the knowledge of the Corporation, (i)(x) there has been no material security breach or other compromise of or relating to any of the Corporation's or its subsidiaries information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Corporation and its subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Corporation and its subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(nn)	Employees, officers and directors. The Corporation has adopted policies reasonably designed to ensure that its employees, officers and directors comply with applicable laws, rules and regulations in the conduct of the Corporation's business. The Corporation has implemented procedures designed to give effect to such policies. The Corporation has conducted periodic briefings and training sessions for its employees reasonably designed to inform its employees of the substance of such policies and of the requirements of such procedures. The Corporation maintains an internal audit function, which reviews periodically the Corporation's compliance policies and procedures.

(oo)	No orders. No Canadian Qualifying Authority or similar regulatory authority or the TSX or the Nasdaq or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in material default of any applicable requirement of Canadian Securities Laws or of the Exchange Act, the U.S. Securities Act or the Rules and Regulations.

(pp)	Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the U.S. Securities Act, the Exchange Act, Canadian Securities Laws and this Agreement, purchase and sell Common Shares for the Agents' own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(qq)	Transfer agent and registrar. Computershare Trust Company of Canada, at its principal office located in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States.

(rr)	Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the U.S. Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the applicable sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the U.S. Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the U.S. Securities Act.

Article IX
COVENANTS OF THE CORPORATION

9.1	The Corporation covenants and agrees with each of the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, the Corporation will:

(i)	notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information;

(ii)	file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities;

(iii)	submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing;

(iv)	furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR+ or EDGAR);

(v)	cause each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed; and

(vi)	cause each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of stop orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Common Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Common Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with the notice requirements set forth in Article V or Article XIV, as applicable, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation's determination and at the Corporation's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Common Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Common Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; subsequent changes. Within the time during which a prospectus relating to the Common Shares is required to be delivered by the Agents under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the U.S. Securities Act) or the Canadian Securities Laws, the Corporation will comply in all material respects with all requirements imposed upon it by the U.S. Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation's determination and at the Corporation's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the U.S. Securities Act, the Rules and Regulations, or the Canadian Securities Laws, the Corporation will promptly prepare and file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in the English language and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Common Shares is required to be delivered under the U.S. Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(e)	Corporation information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the U.S. Securities Act and Canadian Securities Laws.

(f)	Earnings statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than fifteen (15) months after the end of the Corporation's current fiscal quarter, an earnings statement covering a twelve (12) month period that satisfies the provisions of section 11(a) of the U.S. Securities Act and Rule 158 of the Rules and Regulations.

(g)	Material non-public information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Article III hereof if the Corporation is in possession of material non-public information regarding the Corporation and its subsidiaries, taken as a whole, or the Common Shares.

(h)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Article XIV, will pay all expenses relating to the following matters: (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and of each Issuer Free Writing Prospectus; (ii) the preparation, issuance and delivery of the Placement Shares, including any transfer agent fees payable in connection therewith; (iii) all fees and disbursements of the Corporation's counsel, accountants and other advisors; (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder; (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith; (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement; (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and Nasdaq; and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred. In addition to any fees that may be payable to the Agents hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Corporation shall reimburse the Agents for all of its reasonable and documented expenses (including the reasonable fees and disbursements of counsel to the Agents), up to a maximum reimbursement of (i) $90,000 in connection with the execution of this Agreement and (ii) $5,000 in connection with each Representation Date on which the Corporation is required to provide a certificate pursuant to Section 9.1(n), in each case within five (5) Business Days of the presentation by the Agents to the Corporation of a statement therefor.

(i)	Use of proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)	Change of circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)	Due diligence cooperation. The Corporation will cooperate with any reasonable due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only by telephone or at the Corporation's principal offices, and during the Corporation's ordinary business hours.

(l)	Affirmation of representation, warranties, covenants and other agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Article V), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)	Required filings relating to Placement Shares. In each quarterly report, annual information form or annual financial statements/annual report on Form 40-F filed by the Corporation in respect of any quarter in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such quarter the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Corporation and the compensation paid by the Corporation to the Agents, which may be combined with the related Offering expenses (if the Corporation determines, in its sole discretion, that such combined disclosure is advisable or required) with respect to the sale of such Placement Shares pursuant to this Agreement. For so long as the Common Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)	Representation Date; certificate. During the term of this Agreement, each time the Corporation: (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends annual or interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a "Representation Date"), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A on such Representation Date. The requirement to provide a certificate under this Section 9.1(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 40-F or its annual audited financial statements. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 9.1(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)	Legal opinions. Upon execution of this Agreement and on each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents: (A) the written opinion of Bennett Jones LLP, Canadian counsel for the Corporation as to the laws of Ontario, Quebec, Alberta and British Columbia and the laws of Canada applicable therein, and by other local counsel as required, such opinion letter to be substantially similar to the form attached hereto as Exhibit B; and (B) the written opinion and a negative assurance letter of Latham & Watkins LLP, U.S. counsel for the Corporation, such opinion and negative assurance letter to be substantially similar to the form attached hereto as Exhibit C or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)	Comfort Letters of auditors. Upon execution of this Agreement and (x) on each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 9.1(n), the Corporation shall cause its auditors to furnish to the Agents letters (collectively, the "Comfort Letters" and each, a "Comfort Letter") dated the date each such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents,: (i) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries as contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two (2) Business Days prior to the date of such letter; (ii) stating that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the Rules and Regulations, and that in their opinion the audited financial statements of the Corporation as incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the Exchange Act and the related published rules and regulations adopted by the SEC (the first such letter, the "Initial Comfort Letters"); and (iii) updating the Initial Comfort Letters with any information which would have been included in the Initial Comfort Letters had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)	Market activities. The Corporation will not, directly or indirectly: (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares; or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)	Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an "investment company" as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(s)	No offer to sell. Other than a free writing prospectus (as defined in Rule 405 of the U.S. Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 of the U.S. Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t)	Consent to Agents' trading. The Corporation consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the Nasdaq and under this Agreement, to the Agents trading in the Common Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents' own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent.

(u)	Actively-traded security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Common Shares cease to qualify as an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

Article X
ADDITIONAL REPRESENTATIONS AND COVENANTS OF THE CORPORATION

10.1	Issuer Free Writing Prospectuses.

(a)	The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Common Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rule 164 and Rule 433 of the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(b)	The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(c)	The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

10.2	Non-issuer free writing prospectus. The Corporation consents to the use by the Agents of a free writing prospectus that: (i) is not an "issuer free writing prospectus" as defined in Rule 433; and (ii) contains only information describing the terms of the Common Shares or the Offering, or information permitted under Rule 134 under the U.S. Securities Act, and agrees not to take any action that would result in the Agents or the Corporation being required to file pursuant to Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder; provided, however, that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

10.3	Distribution of Offering materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in NI 41-101 General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in Section 10.1(a) above), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

ARTICLE XI
CONDITIONS TO THE AGENTS' OBLIGATIONS

11.1	The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Canadian Prospectus Supplements. The Canadian Prospectus Supplements shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel and the AMF Exemption shall remain in full force and effect without amendment.

(b)	Registration Statement effective. The Registration Statement shall remain effective and shall be available for the sale of: (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents; and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)	No material notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order or any order preventing the use of or suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation's reasonable determination that a post-effective amendment to either of the Registration Statement or Prospectuses would be appropriate.

(d)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 9.1(n) on or before the date on which delivery of such certificate is required pursuant to Section 9.1(n).

(e)	Legal opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 9.1(o) on or before the date on which such delivery of such opinions are required pursuant to Section 9.1(o). In addition, on such dates that the opinions required by Section 9.1(o) are delivered, the Agents shall have also received: the opinion of Faegre Drinker Biddle and Reath LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Placement Shares in the United States, the Registration Statement, the Disclosure Package, if any, the U.S. Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(f)	Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 9.1(p) on or before the date on which such delivery of such letter is required pursuant to Section 9.1(p).

(g)	Approved for listing. The Placement Shares shall have either been: (i) approved for listing, subject to notice of issuance, on the Nasdaq and the TSX; or (ii) the Corporation shall have filed an application for listing or a Listing of Additional Shares Notification Form, as applicable, of the Placement Shares on the Nasdaq and the TSX at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such markets.

(h)	Regulation M. The Common Shares shall be an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(i)	Other materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 9.1(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)	U.S. Securities Act filings. All filings with the SEC required by General Instruction II.L of Form F-10, the U.S. Securities Act and the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the U.S. Securities Act and Canadian Securities Laws.

(k)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

Article XII
INDEMNIFICATION AND CONTRIBUTION

12.1	The Corporation will indemnify and hold harmless each of the Agents and their respective subsidiaries, directors, officers, employees and agents, affiliates, and each person, if any, who controls any of the Agents within the meaning of the Securities Act and the Exchange Act (the "Indemnified Parties") against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule 2, whether or not the transactions herein contemplated shall be completed.

12.2	Moreover, the Corporation will indemnify and hold harmless each of the Agents against any documentary, stamp or similar issue tax, including any interest and penalties, on the issue and sale of the Placement Shares sold by it hereunder and on the execution and delivery of this Agreement. All payments to be made by the Corporation hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Corporation shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

12.3	Each of the Agents severally and not jointly agrees to indemnify and hold harmless the Corporation, each of its directors, each of its officers who signs the Canadian Prospectus Supplements and/or Registration Statement, to the same extent as the foregoing indemnity and the indemnity attached as Schedule 2 from the Corporation to each Agent, but only with reference to statements relating solely to any Agent or Agents in the Agreement, Registration Statement, Prospectuses and Disclosure Package which have been furnished in writing to the Corporation by or on behalf of any Agent or Agents specifically for inclusion, if any, or any amendments thereto or supplements. This indemnity will be in addition to any liability which any Underwriter may otherwise have. The Corporation acknowledges that the names of the Agents set forth on the cover of the Prospectus Supplements constitutes the only information furnished in writing to the Corporation by or on behalf of any Agent or Agents specifically for inclusion in the Agreement, Registration Statement, Prospectuses and Disclosure Package, or any amendments thereto or supplements.

Article XIII
REPRESENTATIONS AND AGREEMENT TO SURVIVE DELIVERY

13.1	All representations and warranties of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of: (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons); (ii) delivery and acceptance of the Placement Shares and payment therefor; or (iii) any termination of this Agreement.

Article XIV
TERMINATION

14.1	The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 hereof shall remain in full force and effect notwithstanding such termination.

14.2	Each Agent shall have the right to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 hereof shall remain in full force and effect notwithstanding such termination.

14.3	Unless previously terminated pursuant to this Article XIV, this Agreement shall automatically terminate upon the earlier of: (i) June 18, 2025, (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; and (iii) the withdrawal of the Canadian Prospectus Supplement or the Canadian Final Base Prospectus; provided, however, that any such termination shall in all cases be deemed to provide that Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 shall remain in full force and effect.

14.4	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14.1, 14.3 or otherwise by mutual agreement of the parties; provided, however, that any such termination shall in all cases be deemed to provide that Section 9.1(h), Article XII, Section 13.1, Section 14.5, Section 16.1, Section 19.1, Section 19.2 and Section 19.3 shall remain in full force and effect.

14.5	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

14.6	In the event that the Corporation terminates this Agreement, as permitted under Section 14.1, the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

Article XV
NOTICES

15.1	Any notice or other communication required or permitted to be given by any party to any other party pursuant to the terms of this Agreement (except for such notices to be delivered to the Authorized Representatives set out on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time by written notice to each of the parties hereto) shall be in writing and addressed and delivered as follows:

(a)	If to the Agents, addressed and delivered to:

Craig-Hallum Capital Group LLC

222 South Ninth Street, Suite 350

Minneapolis, Minnesota 55402

United States

Attention:	Rick Hartfiel
Email:	[REDACTED]

-and-

H.C. Wainwright & Co., LLC
430 Park Avenue
New York, New York 10022
United States

Attention:	Mark W. Viklund, Chief Executive Officer
Email:	[REDACTED]

-and-

Cormark Securities Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800

Toronto, Ontario Canada M5J 2J2

Attention:	Kevin Tychon, Managing Director, Investment Banking
Email:	[REDACTED]

with a copy to (which shall not constitute notice):

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

United States

Attention:	Jonathan R. Zimmerman
Email:	[REDACTED]

-and-

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400

Toronto, Ontario Canada M5H 2T6

Attention:	Myroslav Chwaluk
Email:	[REDACTED]

(b)	If to the Corporation, shall be addressed and delivered to:

Westport Fuel Systems Inc.

1695 West 75th Avenue

Vancouver, British Columbia V6P 6P2
Canada

Attention:	William Larkin, Chief Financial Officer
Email:	[REDACTED]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 4K7

Canada

Attention:	Bruce Hibbard
Email:	[REDACTED]

-and-

Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071
United States

Attention:	Steven B. Stokdyk; Lewis Kneib
Email:	[REDACTED]; [REDACTED]

15.2	Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given: (i) when delivered personally or by e-mail (with an original to follow) on or before 4:30 p.m., Toronto time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day; (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier; (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid); and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

Article XVI
CONSENT TO JURISDICTION

16.1	The Corporation irrevocably: (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any British Columbia court; (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding; and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 16.1 shall survive any termination of this Agreement, in whole or in part.

Article XVII
SUCCESSORS AND ASSIGNS

17.1	This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12.1 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

Article XVIII
ADJUSTMENTS FOR STOCK SPLITS

18.1	The parties hereto acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Common Shares.

Article XIX
GENERAL

19.1	This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement, nor any term hereof, may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.2	This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

19.3	The Corporation and each of the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

19.4	The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

19.5	The Corporation agrees to indemnify each of the Agents, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of section 16 of the U.S. Securities Act or section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "Judgment Currency") other than U.S. dollars and as a result of any variation as between: (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order; and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

19.6	In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

19.7	Recognition of the U.S. Special Resolutions Regimes

(a)	In the event that any Agent that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Agent that is a Covered Entity or a BHC Act Affiliate (as defined below) of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)	For purposes of this Section 19.7 a "BHC Act Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). "Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). "Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. "U.S. Special Resolution Regime" means each of: (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder; and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

19.8	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

19.9	If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

WESTPORT FUEL SYSTEMS INC.
Per:	/s/ Daniel Sceli
Name: Daniel Sceli Title: Chief Executive Officer

Per:	/s/ William Larkin
Name: William Larkin Title: Chief Financial Officer

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

CRAIG-HALLUM CAPITAL GROUP LLC		H.C. WAINWRIGHT & CO., LLC

Per:	/s/ Rick Hartfiel	Per:	/s/ Edward D. Silvera
	Name: Rick Hartfiel Title: Director of Investment Banking		Name: Edward D. Silvera Title: Chief Operating Officer
CORMARK SECURITIES INC.

Per:	/s/ Kevin Tychon
Name: Kevin Tychon Title: Managing Director, Investment Banking

SCHEDULE 1

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of the Corporation are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Daniel Sceli Chief Executive Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
William Larkin Chief Financial Officer	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of Craig-Hallum Capital Group LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Rick Hartfiel Director of Investment Banking	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Griffin Ehlen Vice President	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]
Joe Geelan Managing Partner	[REDACTED]	Office: [REDACTED] Cell: [REDACTED]

The Authorized Representatives of H.C. Wainwright & Co., LLC are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Craig Schwabe	[REDACTED]	[REDACTED]
Charles Worthman	[REDACTED]	[REDACTED]

With copy to: atm@hcwco.com

The Authorized Representatives of Cormark Securities Inc. are as follows:

Name and Office / Title	E-mail Address	Telephone Numbers
Kevin Tychon Managing Director, Investment Banking	[REDACTED]	Tel: [REDACTED] Cell: [REDACTED]
Paul Nieznalski Managing Director, Head of Equity Capital Markets	[REDACTED]	Tel: [REDACTED] Cell: [REDACTED]
Tim Foote Managing Director, Head of Institutional Equity Trading	[REDACTED]	Tel: [REDACTED] Cell: [REDACTED]
Mathieu Capozzo Institutional Equity Trading	[REDACTED]	Tel: [REDACTED] Cell: [REDACTED]

SCHEDULE 2

INDEMNIFICATION

Capitalized terms used but not defined in this Schedule 2 shall have the meanings assigned to them in the Agreement to which this Schedule is attached.

1.	Indemnity

(a)	Indemnity

Westport Fuel Systems Inc. (the "Indemnitor") hereby agrees to indemnify and hold harmless each of the Agents and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Agent within the meaning of section 15 of the U.S. Securities Act of 1933, as amended, or section 20 of the Exchange Act and the successors and assigns of the foregoing persons (collectively, the "Indemnified Parties" or individually, the "Indemnified Party") from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Agents in connection with defending or investigating any such action or claim and securityholder or derivative actions, arbitration proceedings or otherwise) (a "Claim") in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement (except any statement relating solely to such Agent or Agents which has been provided in writing to the Corporation by or on behalf of any Agent or Agents specifically for inclusion therein) contained in the Agreement, Registration Statement, Prospectuses and Disclosure Package, if any, or any amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and, other than with respect to the Registration Statement, in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation or untrue statement of a material fact;

(ii)	any omission or alleged omission to state in the Registration Statement, Prospectuses and Disclosure Package, if any, or any amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except any fact relating solely to such Agent or Agents which has been provided in writing to the Corporation by or on behalf of such Agent or Agents specifically for inclusion therein) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading and, other than with respect to the Registration Statement, in light of the circumstances in which it was made;

(iii)	any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to such Agent or Agents which has been provided in writing to the Corporation specifically for inclusion therein) in the Registration Statement, Prospectuses and Disclosure Package, if any or any amendments or supplements thereto or based upon any failure to comply with any of the applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act and all applicable Canadian Securities Laws (other than any failure or alleged failure to comply by any of the Agents), preventing or restricting the trading in or the sale or distribution of the Placement Shares;

(iv)	the non-compliance or alleged non-compliance by the Corporation with any of the applicable United States federal securities laws, including the U.S. Securities Act and the Exchange Act and all applicable Canadian Securities Laws, including, in the case of the Corporation, the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

If a court of competent jurisdiction in a final judgment in which an Indemnified Party is named as a party determines that a Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of such Agent, this indemnity shall be inapplicable with respect to such Claim and shall cease to be available to such Indemnified Party in respect of such Claim (provided that, for greater certainty, the Corporation and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Registration Statement, the Prospectuses and the Disclosure Package, if any, or any amendment to the Registration Statement or amendment to the Prospectuses, contained no misrepresentation shall constitute "gross negligence" or "willful misconduct" for purposes of this Section 1 or otherwise disentitle the Agents from indemnification hereunder). In such event, such Agent shall reimburse any funds advanced by the Corporation to such Agent pursuant to the indemnification contained in this Schedule 2 in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is prejudiced as a proximate result of that failure). Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or such Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment: (i) includes an unconditional release of such Indemnified Party from all liability arising out of such action or claim; and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of such Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of Section 1 of this Schedule 2 in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by such Indemnified Party unless: (i) the Corporation fails to assume the defense of such suit on behalf of such Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and such Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include such Indemnified Party and the Corporation and such Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to such Indemnified Party which are different from or in addition to those available to the other parties or the potential for a conflict to exist between the Corporation and such Indemnified Party. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule 2 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "Indemnifier") and the applicable Agent or Agents shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the applicable Agent or Agents on the other hand from the offering of the Placement Shares; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the applicable Agent or Agents on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule 2 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the applicable Agent or Agents on the other hand shall be deemed to be in the same proportion as the Net Proceeds but before deducting any expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule 2) received by the Corporation from the issue and sale of the Placement Shares bears to the fee received by the applicable Agent or Agents pursuant to the Agreement. The relative fault of the Corporation on the one hand and of the applicable Agent or Agents on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule 2 which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the applicable Agent or Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule 2. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from an Agent or Agents under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the applicable Agent or Agents are responsible, as determined in subsection 2(a) of this Schedule 2, and

(ii)	the amount of the fee actually received by the applicable Agent or Agents from the Corporation under the Agreement, provided that no Agent shall be required to contribute any amount in excess of the fee received by such Agent in connection with the Placement Shares sold by it.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule 2 shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Agents may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule 2, each of the Agents are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the "Beneficiaries"). In this regard the Agents shall act as trustees for the Beneficiaries of the Corporation's covenants under paragraphs 1 and 2 of this Schedule 2 with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

3.	Severability

If any provision of Section 1 or 2 of this Schedule 2 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

EXHIBIT A

OFFICER'S CERTIFICATE

I, William Larkin, the Chief Financial Officer of Westport Fuel Systems Inc. (the "Corporation"), a company incorporated under the Business Corporations Act (Alberta), do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 9.1(n) of the Equity Distribution Agreement dated September [●], 2024 (the "Distribution Agreement") among the Corporation, Craig-Hallum Capital Group LLC, H.C. Wainwright & Co., LLC and Cormark Securities Inc., and without personal liability, that, to the best of my knowledge:

(i)	Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, if any, the representations and warranties of the Corporation in Section 8.1 of the Equity Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Distribution Agreement.

Date:	By
Name: William Larkin Title: Chief Financial Officer

EXHIBIT B

MATTERS TO BE COVERED BY INITIAL OPINION OF CORPORATION'S CANADIAN COUNSEL

1.	The Corporation is a corporation valid and subsisting under the Business Corporations Act (Alberta) and has all requisite corporate power and capacity to conduct its business as described in the Disclosure Documents.

2.	Westport Fuel Systems Canada Inc. validly exists as a company under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to conduct its business.

3.	All necessary corporate action has been taken by the Corporation to authorize: (i) the execution and delivery of the Canadian Prospectus and the filing of the Canadian Base Prospectus and the Canadian Prospectus Supplement with Canadian Qualifying Authorities; and (ii) the filing of the U.S. Base Prospectus and U.S. Prospectus Supplement with the United States Securities and Exchange Commission and the delivery of the U.S. Prospectus.

4.	The Corporation has the corporate power to enter into and deliver the Equity Distribution Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Equity Distribution Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by Applicable Law, delivered by the Corporation, and such agreement is a legal, valid and binding agreement of the Corporation and is enforceable against the Corporation in accordance with its terms under Applicable Law.

5.	The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under the Equity Distribution Agreement and the issuance of the Placement Shares in accordance with the provisions of the Equity Distribution Agreement, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation; (ii) the laws of general application, including applicable Canadian Securities Laws, of the Province of Alberta or the Province of British Columbia and the laws of general application of Canada applicable therein applicable to the Offering, as modified by the AMF Exemption.

6.	The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series with no par value.

7.	The attributes and characteristics of the Placement Shares conform in all material respects with the descriptions thereof in the Prospectuses.

8.	The Placement Shares have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Equity Distribution Agreement at each Settlement Date, once the Corporation has received delivery of payment of the purchase price therefor, the Placement Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation.

9.	No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Placement Shares, other than: (i) as have been obtained or made under Canadian Securities Laws; and (ii) the approval of the TSX to the listing of the Placement Shares.

10.	The Common Shares are listed and posted for trading on the TSX and the TSX has conditionally approved the listing and posting for trading of 6,381,410 Placement Shares, subject to the Corporation fulfilling all of the requirements of such exchange.

11.	Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Common Shares.

12.	In connection with the issuance of Placement Shares, the Corporation has authorized the appointment of CT Corporation System as its agent for service of process.

13.	Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (other than the financial statements, financial schedules and other financial or statistical data included in the Canadian Base Prospectus and the Canadian Prospectus Supplement, as to which we express no opinion) appears on its face, in respect of the Canadian Base Prospectus, at the time the Final Receipt was issued therefor, and in respect of the Canadian Prospectus Supplement, at the time it was filed, to have complied as to form in all material respects with the requirements of Canadian Securities Laws. We express no opinion as to whether the Canadian Base Prospectus and the Canadian Prospectus Supplement constitute full, true and plain disclosure of all material facts relating to the Corporation.

14.	As of the date hereof, the statements under the caption "Certain Canadian Federal Income Tax Considerations" in the Canadian Base Prospectus and the Canadian Prospectus Supplement are an accurate summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Placement Shares as beneficial owner pursuant to the Offering, subject to the assumptions, limitations, conditions, qualifications and restrictions set out therein.

15.	Provided that, as of the date hereof, the Corporation is a "public corporation" (other than a "mortgage investment corporation") for purposes of the ITA or the Placement Shares are listed on a "designated stock exchange" for purposes of the ITA (which currently includes the TSX and the Nasdaq), the Placement Shares, if issued on such date, would be on such date "qualified investments" under the ITA for a trust governed by a "registered retirement savings plan", "registered retirement income fund", "registered disability savings plan", "tax-free savings account", "first home savings account", "registered education savings plan" or "deferred profit sharing plan" (each as defined in the ITA).

16.	All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under Canadian Securities Laws to qualify the distribution of the Placement Shares in each of the Canadian Qualifying Jurisdictions through the Canadian Agent.

EXHIBIT C

MATTERS TO BE COVERED BY INITIAL OPINION AND NEGATIVE ASSURANCE LETTER OF CORPORATION'S U.S. COUNSEL

1.	The execution and delivery of the Equity Distribution Agreement and the issuance and sale of the Shares by the Corporation to the Agents pursuant to the Equity Distribution Agreement do not on the date hereof:

(i)	result in the breach of or a default under any agreement listed on Annex A;

(ii)	require any consents, approvals or authorizations to be obtained by the Corporation from, or any registrations, declarations or filings to be made by the Corporation with, any governmental authority under any federal or New York statute, rule or regulation applicable to the Corporation on or prior to the date hereof that have not been obtained or made; or

(iii)	violate any federal or New York statute, rule or regulation applicable to the Corporation.

2.	The Registration Statement has become effective under the Act. With your consent, based solely on a review of a list of stop orders on the SEC’s website at http://www.sec.gov/litigation/stoporders.shtml at [●] [a.m./p.m.] New York City time on [●], we confirm that no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings therefor have been initiated by the SEC.

3.	The Registration Statement on [●] and the U.S. Prospectus, as of the date of the U.S. Prospectus Supplement, each appeared on their face to be appropriately responsive in all material respects to the applicable form requirements for registration statements on Form F-10 under the Act and the rules and regulations of the SEC thereunder; it being understood, however, that we express no view with respect to Regulation S-T, T-1 or the financial statements, schedules, or other financial data, included in, incorporated by reference in, or omitted from, the Registration Statement or the U.S. Prospectus. For purposes of this paragraph, we have assumed that the statements made in the Registration Statement and the U.S. Prospectus are correct and complete. We have also assumed that the U.S. Prospectus satisfies the rules and regulations of the Canadian provincial regulatory authorities in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Saskatchewan and Quebec regarding the form and method of preparation of disclosure documents, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC.

4.	The Corporation is not, and immediately after giving effect to the sale of the Shares in accordance with the Equity Distribution Agreement and the application of the proceeds as described in the U.S. Prospectus under the caption “Use of Proceeds,” will not be, required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.	The statements in the Registration Statement and the U.S. Prospectus under the caption “Material U.S. Federal Income Tax Considerations for U.S. Holders,” insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

In addition to the matters set forth above, such counsel shall also state that (i) on the basis of the information gained in the performance of the services rendered, and except for the financial statements and schedules and other information of an accounting or financial nature included or incorporated by reference therein, as to all of which such counsel expresses no opinion or belief, no facts have come to their attention that led them to believe: (a) the Registration Statement, as of [●] (together with the Incorporated Documents at that time), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or (b) the U.S. Prospectus, as of the date hereof (together with the Incorporated Documents at that date), contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

ANNEX A

SPECIFIED US AGREEMENTS

Share Repurchase Agreement, effective as of February 7, 2022, by and among Cummins Inc., Westport Fuel Systems, Inc., Westport Innovations (U.S.) Holdings Inc., and Cummins Westport Inc.

Settlement Agreement, dated April 1, 2023, by and between Westport Fuel Systems Inc., Pangaea Two Management, LP and Pangaea Two Acquisition Holdings XIV, LLC.

WWI Exit Agreement, dated July 8, 2024, by and between Westport Fuel System Inc., Westport C.I. 1, Westport Innovations Limited, Pangaea Two Management, LP, Pangaea Two Acquisition Holdings XIV, LLC and Pangaea Two Acquisition Holdings Parallel XIV, LLC.